

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



03017857

March 10, 2003

Gary W. Pottorff
Secretary
NiSource Inc.
801 E. 86th Avenue
Merrillville, IN 46410

RE: NiSource Inc.
Incoming letter dated January 21, 2003

Dear Mr. Pottorff:

This is in response to your letters dated January 21, 2003 and March 3, 2003 concerning the shareholder proposal submitted to NiSource by Shaw R. Friedman. We also have received a letter from the proponent dated February 20, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Shaw R. Friedman
Friedman & Associates P.C.
705 Lincolnway
LaPorte, IN 46350

Friedman
& Associates P.C.

LAW OFFICES
705 Lincolnway
LaPorte, IN 46350
Telephone
(219) 326-1264
FAX
(219) 326-6228

SHAW R. FRIEDMAN
GRETA S. FRIEDMAN
ALAN J. SIRINEK
KAREN A. BURDEN
PARALEGAL

December 12, 2002

Via Certified Mail
Mr. Gary W. Pottorf
Secretary
NiSource, Inc.
801 E. 86th Avenue
Merrillville, IN 46410

Re: **Shareholder Resolution**

Dear Mr. Pottorf,

I left you a voice message recently to attempt to make contact with you to advise that the enclosed would be forthcoming. I did inform Attorney Pete Hatton today of the fact that it was being sent.

Enclosed, you will find a shareholder resolution and background statement which I would request be placed in the proxy materials in preparation for the annual meeting.

Should you have any questions on same, please do not hesitate to contact me.

Very truly yours,

Shaw R. Friedman

SRF/lk
enclosure (1)


RECEIVED
DEC 1? 2002
SECRETARY

STOCKHOLDER PROPOSAL

(submitted by Shaw R. Friedman, LaPorte, Indiana - owner of 210 shares of NiSource stock with a value of $4,092.92 as of November 30, 2002.
Shareholder also certifies that he has held such stock for at least one year prior to this date and that he intends to hold this stock throughout 2003.)

Proposal for inclusion in 2003 proxy material to shareholders:

"Should NiSource disclose, as part of its Annual Report, gross revenue and net income statements pertaining to any and all of its unregulated subsidiaries such as SCC Services (which manages Sand Creek Country Club) and Lake Erie Land Company (which owns the Coffee Creek Land Development) in addition to gross revenue and net income statements pertaining to its regulated subsidiaries?"

Brief Background statement in support of proposal (for inclusion in shareholder proxy material.)

"As a holding company, NiSource has developed forty-five (45) or more unregulated subsidiaries engaged in businesses as diverse as security services, real estate development and the operation of a country club.

The Public Utility Holding Act (PUHCA) requires NiSource divest itself of non-utility assets. However, our company takes a "broad view" of what constitutes a public utility and petitioned the Securities and Exchange Commission (SEC) at the time of the Columbia Gas merger for permission to continue to retain the Lake Erie Land Company subsidiary to develop luxury homes. Yet many believe development is "stagnant" at Coffee Creek and question the viability of the project. *(Times of Munster, August 4, 2002).*

In addition, our company sought permission to continue to retain SCC Services, which manages Sand Creek Country Club. In a filing with the SEC, our company described Sand Creek Country Club as located in an "economically distressed area" and functionally related to the public utility business. Yet Sand Creek is widely viewed as a significant money-losing proposition for our company which is being subsidized by other profitable NiSource subsidiaries such as NIPSCO.

NiSource also sought permission to continue to retain Wellingshire, an 1100-acre luxury golf course community near Indianapolis which it acquired during the purchase of the Indianapolis Water Company.

Even though these are not "core" holdings in the traditional sense, our company sought permission from the SEC so it would not have to divest itself of these properties. (Source: *NiSource SEC filing for post-effective amendment to Merger Agreement, March 28, 2002).*

Since each one of these properties and the various subsidiaries which own and operate them have an effect on our company's bottom line, shareholders need to be able to ascertain the revenues attributed to each subsidiary and the net income derived as well.

In an era where transparency and full disclosure are required to bolster faith in the markets and in publicly traded companies like ours, this proposal simply insures that NiSource shareholders have full and complete revenue and income statements available in the Annual Report pertaining to *any and all* of our company's various subsidiaries (both regulated and non-regulated).

Shareholders are urged to vote **FOR** this proposal."


NiSource
Delivering life's essential resources

801 E. 86th Avenue
Merrillville, IN 46410

January 21, 2003


RECEIVED
JAN 22 2003
181

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Proposed Shareholder Resolution of Shaw R. Friedman*

Ladies and Gentlemen:

NiSource Inc., a Delaware corporation (the "Company"), has received a proposal submitted by Shaw R. Friedman (the "Proposal") for inclusion in its proxy statement relating to its 2003 Annual Meeting of Shareholders, which is currently scheduled for May 20, 2003. The Proposal recommends that the Company "disclose, as part of its Annual Report, gross revenue and net income statements pertaining to any and all of its unregulated subsidiaries . . . in addition to gross revenue and net income statements pertaining to its regulated subsidiaries."

We hereby notify the Securities and Exchange Commission (the "Commission") and Mr. Friedman of the Company's intention to exclude the Proposal from the 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its proxy materials. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company hereby files six copies of this letter and the Proposal and its supporting statement, which are attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to Mr. Friedman.

The Company intends to omit the Proposal and Mr. Friedman's supporting statement from the Company's proxy statement in reliance upon Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the ordinary business operations of the Company; and in reliance upon Rule 14a-8(i)(3), because the Proposal and supporting statement are misleading.

The Proposal

The Proposal and supporting statement read as follows:

"Proposal for inclusion in 2003 proxy material to shareholders.

Should NiSource disclose, as part of its Annual Report, gross revenue and net income statements pertaining to any and all of its unregulated subsidiaries such as SCC Services (which manages Sand Creek Country Club) and Lake Erie Land Company (which owns the Coffee Creek Land Development) in addition to gross revenue and net income statements pertaining to its regulated subsidiaries?

Brief Background statement in support of proposal (for inclusion in shareholder proxy material.)

As a holding company, NiSource has developed forty-five *(45)* or more unregulated subsidiaries engaged in businesses as diverse as security services, real estate development and the operation of a country club.

The Public Utility Holding Act [sic] (PUHCA) requires NiSource divest itself of non-utility assets. However, our company takes a "broad view" of what constitutes a public utility and petitioned the Securities and Exchange Commission (SEC) at the time of the Columbia Gas merger for permission to continue to retain the Lake Erie Land Company subsidiary to develop luxury homes. Yet many believe development is "stagnant" at Coffee Creek and question the viability of the project. *(Times of Munster, August 4, 2002).*

In addition, our company sought permission to continue to retain SCC Services, which manages Sand Creek Country Club. In a filing with the SEC, our company described Sand Creek Country Club as located in an "economically distressed area" and functionally related to the public utility business. Yet Sand Creek is widely viewed as a significant money-losing proposition for our company which is being subsidized by other profitable NiSource subsidiaries such as NIPSCO.

NiSource also sought permission to continue to retain Wellingshire, an 1100-acre luxury golf course community near Indianapolis which it acquired during the purchase of the Indianapolis Water Company.

Even though these are not "core" holdings in the traditional sense, our company sought permission from the SEC so it would not have to divest itself of these properties. (Source: *NiSource SEC filing for post-effective amendment* to *Merger Agreement March 28, 2002).*

Since each one of these properties and the various subsidiaries which own and operate them have an effect on our company's bottom line, shareholders need to be able to ascertain the revenues attributed to each subsidiary and the net income derived as well.

In an era where transparency *and* full disclosure are required to bolster faith in the markets and in publicly traded companies like ours, this proposal simply insures that NiSource shareholders have full and complete revenue and income statements available in the Annual Report pertaining to any *and all* of our company's various subsidiaries (both regulated and non-regulated). [emphasis in original]

Shareholders are urged to vote **FOR** this proposal."

The Proposal deals with matters relating to the Company's ordinary business operations, namely the disclosure by the company of financial information in its periodic reports, and is therefore properly excludable under Rule 14a-8(i)(7).

Pursuant to Rule 14a-8(i)(7), a registrant may omit a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The reason for this position is set forth in Release No. 34-40018 (May 21, 1998); 1998 WL 25480. Allowing the Company's stockholders to consider such a proposal would be inconsistent with the Commission's statement that the underlying purpose of the ordinary business exception is "to confine the resolution of ordinary business problems to management and the board of directors since it is impracticable for shareholders to decide how to solve such problems." Release No. 34-40018, *Id.* at *4.

The Company's decision to exclude the Proposal is consistent with the Staff's position in a line of no-action letters holding that proposals involving financial reporting and accounting policies may be excluded as relating to a company's ordinary business operations. *See Int'l Bus. Machines Corp.* (January 9, 2001) (proposal seeking "transparent financial reporting of profit from real company operations" excludable as "relat[ing] to ordinary business operations (i.e., the presentation of financial statements in reports to shareholders)"); *Household Int'l, Inc.* (March 13, 2000) (proposal seeking to have board establish a committee to develop and enforce policies to ensure that "accounting methods and financial statements adequately reflect the risks of [the company's business]" excludable as "relating [to] its ordinary business practices (i.e., accounting methods and the presentation of financial statements in reports to shareholders)"); *Conseco, Inc.* (April 18, 2000) (same as *Household*); *Johnson Controls, Inc.* (October 26, 1999) (proposal requesting that company "take the necessary steps . . . [to] identify the true value of shareholder equity when goodwill . . . is nearly as high as the shareholder's equity" excludable as "relating to its ordinary business operations (i.e., the presentation of financial statements in reports to shareholders)"); *The Chase Manhattan Bank Corp.* (March 4, 1999) (proposal seeking bylaw amendment to require that the company disclose in the footnotes to the company's financial statements all of the taxes imposed on the company for the fiscal year and a breakdown of such taxes on a per share basis excludable as "relating to Chase Manhattan's ordinary business operations (i.e., disclosure in financial reports)"); *LTV Corp.* (November 25, 1998) (proposal requiring disclosure in notes to the company's financial statements regarding financial capacity of the Company's auditor excludable as ordinary business operations); *American Stores Company* (April 7, 1992) (proposal requesting disclosure in company's Annual Report of separate income statements and balance sheets for each of the company's principal operating subsidiaries excludable because such proposal "involv[es] the presentation of the disclosure in reports to shareholders and the form and content of those reports, including questions concerning the information provided that is neither required under disclosure standards established by applicable requirement, e.g. GAAP, nor generally consistent with such disclosure standards, [and] relate[s] to ordinary business operations.").

We recognize that the Staff announced a change of position in the *Johnson Controls* letter that "proposals requesting additional disclosures in Commission prescribed documents should not be omitted under the 'ordinary business' exclusion *solely* because they relate to the preparation or content of documents filed with or submitted to the Commission [emphasis added]." However, the Staff specifically indicated that this was to avoid arguments based solely on form; the Staff would consider whether the subject matter of the additional disclosure sought involves a matter of ordinary business, and would allow it to be excluded if it does. *Johnson Controls* goes on to state that the subject of the request, the presentation of financial information, puts it within the ambit of the "ordinary business" exclusion, and the letter has been cited repeatedly for that proposition. *See Int'l Bus. Machine Corp.* and *Household Int'l., Inc. supra.*

The Company is firmly committed to transparency and completeness of its financial disclosure. However, the disclosure of the financial statements of more than forty subsidiaries would only serve to confuse investors and not advance the cause of disclosure.[1] Management, in drafting Exchange Act disclosures, has made an informed judgment, with respect to a complex matter, that disclosure with respect to unregulated *segments* is more useful to investors than subsidiary-by-subsidiary information. Accordingly, the Company has provided segment disclosure in its Exchange Act reports showing revenues and operating income of its Merchant, Exploration & Production and Other segments, which segments contain virtually all of the Company's unregulated businesses. Were Mr. Friedman allowed to revise his proposal to request that the Company disclose financial information for its regulated businesses on the one hand and

---

[1] We also note that there is a presumption in both Regulation S-X and the secondary accounting literature that separate financial statements are not as meaningful as consolidated statements. Rule 3A-02 of Regulation S-X states that "[t]here is a presumption that consolidated statements are more meaningful than separate statements...." *See also* Tom M. Plank & Lois R. Plank, Accounting Desk Book, The Accountant's Everyday Instant Answer Book, 2 (Prentice Hall 11th ed. 2000) (stating that it is a general principle of financial statement presentation that "consolidated financial statements are presumed to be more meaningful than separate statements of the component legal entities"). This is a logical extension of the rationale for requiring consolidation in the first place, as set forth in ARB 51 (as amended by FAS 94), Rule 3A-02 of Regulation S-X and Rule 14a-3 under the Exchange Act.

its unregulated businesses on the other hand, the Company already would be in substantial compliance through its segment reporting, and the Proposal could be excluded under Rule 14a-8(i)(10) as substantially implemented.

The Proposal and supporting statements are misleading and therefore the Proposal is properly excludable under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits the omission of a proposal if the proposal or its supporting statements are contrary to the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

The Proposal is replete with inaccurate and misleading statements with respect to the Company and its unregulated subsidiaries. The proposal itself, by asking for gross revenues and net income for "any and all" of its unregulated subsidiaries in the annual report, states that such disclosure would be "in addition to gross revenues and net income statements pertaining to its regulated subsidiaries." This creates the false impression that the annual report to shareholders contains such a subsidiary-by-subsidiary financial breakdown for regulated subsidiaries, and that the proposal is one for parity of disclosure between regulated and unregulated subsidiaries. In fact, the annual report contains no individual subsidiary-by-subsidiary information, only segment information. This misleading impression is furthered by the last paragraph of the supporting statement.

The second paragraph of the supporting statement categorically states that the Public Utility Holding Company Act ("PUHCA") requires divestiture of non-utility assets. There is no such blanket divestiture provision in PUHCA. The Commission's order with respect to the Columbia Energy Group acquisition specifically identified businesses to be divested, primarily IWC Resources Corporation and its water utility subsidiaries ("IWCR"), and the Company has complied. The supporting statement represents that the Company takes a "broad view" of what constitutes a public utility. However, the Company has never taken the position that Lake Erie Land Company or any other unregulated subsidiary is a public utility.

The second paragraph further suggests that Lake Erie Land Company is in the business of building "luxury" homes only, when, in fact, the planned development includes a range of building types, including rental units, townhomes, commercial properties, retail properties and single family houses along a continuum of price points. Much of the Coffee Creek plan is substantially different from typical suburban and exurban "luxury" developments, due to higher population density and smaller lot sizes. The supporting statement also states that "many" believe the development is "stagnant" and question the viability of the project. The assertion is cited to a Times of Munster article. However, the observation as to viability is an unsupported statement of Mr. Friedman's opinion, not explicitly contained in the article. While the article contains the assertion that many believe the development is "stagnant," the article contains no source for such assertion. The citation is generally misleading since the article as a whole is a balanced description of Lake Erie's Coffee Creek project, with many positive and supported statements regarding national public acclaim for the project's sensitivity to environmental and community development issues.

The third paragraph creates the impression that the Company has misrepresented in a Commission filing that a country club is an "economically distressed area" and is functionally related to a public utility. The filing in question, a post-effective amendment to the Company's application on Form U-1, still pending at the Commission, indicates that the *entire* Lake Erie project is in an economically distressed area, *i.e.* Northwest Indiana. There is ample evidence in the Company's Exchange Act reports and elsewhere that Northwest Indiana has been severely impacted by the long-term decline in basic industries, such as steel. As to the functional relationship point, the Form U-1 reasons that the project as a whole provides environmental benefits, including wetlands "banking", aids the Company in fuel cell development and supports economic development in one of the Company's public utility service areas. These are all recognized and established grounds under PUHCA for a holding company to retain unregulated subsidiaries as functionally related businesses.

The third paragraph contains an unsupported statement of opinion presented as a fact, namely that Sand Creek is "widely viewed" as a "significant money-losing" proposition. The paragraph then flatly states that the Sand Creek development is being "subsidized" by Northern Indiana Public Service Company ("NIPSCO"), among other NiSource subsidiaries. Any equity funds advanced to Lake Erie have come from NiSource Inc. There are no intercompany loans from the Company or any NiSource entity outstanding to Lake Erie. Lake Erie is not a participant in the Commission regulated money pool. If Lake Erie were to join the money pool at any date in the future, an act that would require a Commission order under PUHCA, any advance received would be a loan, not a subsidy.

The fourth paragraph suggests that the Company affirmatively sought to retain its passive investment in the Wellingshire development independent of other considerations. In fact, the development was retained solely because the buyer of IWCR decided not to purchase that investment, as is clearly indicated in the Company's Form U-1.

Taken as a whole, the proposal and its supporting statement suggest that the Company is making selective disclosure of its subsidiary financial statements, is taking unwarranted, aggressive and untenable positions under PUHCA, is in the real estate business solely for the purpose of developing "luxury" properties and has asserted functional relationships of unregulated subsidiaries to public utilities in bad faith – all of which are demonstrably false.

Conclusion

For the reasons listed above, the Company believes that it has a proper basis for excluding the Proposal from its 2003 proxy materials. If you have any questions or comments about the above-discussed matter, please do not hesitate to call Gary W. Pottorff, the Company's Secretary at (219) 647-4222. Kindly date stamp and return the enclosed copy of this letter in the enclosed stamped, self-addressed envelope to acknowledge receipt of this letter.

Very truly yours,

Gary W. Pottorff
Secretary

Enclosures

cc: Shaw R. Friedman
Friedman & Associates, P.C.
705 Lincolnway
LaPorte, Indiana 46350

Exhibit A

STOCKHOLDER PROPOSAL

(submitted by Shaw R. Friedman, LaPorte, Indiana - owner of 210 shares of NiSource stock with a value of $4,092.92 as of November 30, 2002.
Shareholder also certifies that he has held such stock for at least one year prior to this date and that he intends to hold this stock throughout 2003.)

Proposal for inclusion in 2003 proxy material to shareholders:

"Should NiSource disclose, as part of its Annual Report, gross revenue and net income statements pertaining to any and all of its unregulated subsidiaries such as SCC Services (which manages Sand Creek Country Club) and Lake Erie Land Company (which owns the Coffee Creek Land Development) in addition to gross revenue and net income statements pertaining to its regulated subsidiaries?"

Brief Background statement in support of proposal (for inclusion in shareholder proxy material.)

"As a holding company, NiSource has developed forty-five (45) or more unregulated subsidiaries engaged in businesses as diverse as security services, real estate development and the operation of a country club.

The Public Utility Holding Act (PUHCA) requires NiSource divest itself of non-utility assets. However, our company takes a "broad view" of what constitutes a public utility and petitioned the Securities and Exchange Commission (SEC) at the time of the Columbia Gas merger for permission to continue to retain the Lake Erie Land Company subsidiary to develop luxury homes. Yet many believe development is "stagnant" at Coffee Creek and question the viability of the project. (*Times of Munster, August 4, 2002).*

In addition, our company sought permission to continue to retain SCC Services, which manages Sand Creek Country Club. In a filing with the SEC, our company described Sand Creek Country Club as located in an "economically distressed area" and functionally related to the public utility business. Yet Sand Creek is widely viewed as a significant money-losing proposition for our company which is being subsidized by other profitable NiSource subsidiaries such as NIPSCO.

NiSource also sought permission to continue to retain Wellingshire, an 1100-acre luxury golf course community near Indianapolis which it acquired during the purchase of the Indianapolis Water Company.

Even though these are not "core" holdings in the traditional sense, our company sought permission from the SEC so it would not have to divest itself of these properties. (Source: *NiSource SEC filing for post-effective amendment to Merger Agreement, March 28, 2002).*

Since each one of these properties and the various subsidiaries which own and operate them have an effect on our company's bottom line, shareholders need to be able to ascertain the revenues attributed to each subsidiary and the net income derived as well.

In an era where transparency and full disclosure are required to bolster faith in the markets and in publicly traded companies like ours, this proposal simply insures that NiSource shareholders have full and complete revenue and income statements available in the Annual Report pertaining to *any and all* of our company's various subsidiaries (both regulated and non-regulated).

Shareholders are urged to vote **FOR** this proposal."

THE INDIANAPOLIS STAR
Friday, February 14, 2003

Democrats' state chief quits post

■ While not indicted, Peter Manous resigns over involvement in federal investigation.

By Mary Beth Schneider and Kevin Corcoran
mary.beth.schneider@indystar.com

Indiana Democrats were staggered Thursday by the resignation of their state party chairman, who is under the dark cloud of a federal investigation.

Peter J. Manous, 40, called it quits in a noon phone call to Gov. Frank O'Bannon and also sent a resignation letter to the governor, dated Wednesday.

The Merrillville attorney has found himself entangled in a federal grand jury inquiry in northwest Indiana but has not been told he is a target, said Mark Rotert, a Chicago defense attorney representing Manous.

The FBI and U.S. attorney's office in northern Indiana declined to discuss Manous, except to say he has not been charged with a crime. Rotert said he had "no reason at all" to believe Manous has been named in an indictment that has yet to be unsealed.

O'Bannon said he will be consulting with other party leaders, including U.S. Sen. Evan Bayh, D-

See Demos, Page A10

Peter J. Manous



■ **Age:** 40.
■ **Hometown:** Munster.
■ **Personal:** Married, two children.
■ **Occupation:** Attorney; vice president of Wilhelm & Conlon, a public affairs consulting firm in Chicago founded by former Democratic National Committee Chairman David Wilhelm.
■ **Education:** Bachelor's degree, Indiana University, 1984; law degree, Valparaiso University School of Law, 1987.
■ **Political experience:** State Democratic chairman since July 2001; coordinator on Gov. Frank O'Bannon gubernatorial races in 1996 and 2000; served as adviser to former Vice President Al Gore's 2000 presidential campaign; northwest Indiana coordinator of former Gov. Evan Bayh's successful U.S. Senate campaign.

Inside

■ **Replacement:** Names begin to surface. **A10**

Demos

■ 640-acre development at center of investigation.

From A1

Ind., about a replacement. O'Bannon said he plans to make a recommendation on a new chairman within the next week.

Sources familiar with the matter told The Indianapolis Star that federal investigators appear interested in the use of pension trust money from a carpenters union to buy property at a troubled development in Porter County, including fees paid in connection with the land deal.

The 640-acre Coffee Creek Center residential and commercial development in Chesterton is owned by Lake Erie Land Co., a subsidiary of NiSource Inc., a Merrillville-based utility holding company.

NiSource spokesman Mark Friedlander said the real estate subsidiary sold 55 acres of land to the union in June 1999 at fair market value. The company also says it paid Manous legal fees of less than $10,000 for routine work.

"NiSource has been contacted by government officials and is cooperating fully," Friedlander said. "NiSource is not a subject of the investigation."

Manous' attorney, Rotert, declined to comment on what role, if any, Manous had in the land deal. Manous did not return repeated phone calls seeking comment.

"Grand jury proceedings are supposed to be secret, but that cat is out of the bag," Rotert said. "I think Peter's been victimized."

Rotert declined to say whether Manous has testified or been called to testify before the grand jury.

"Nobody from the government has outlined, for me at least, what they are thinking," Rotert said. "Peter is not a criminal. And I look forward to having the opportunity to demonstrate that."

Whether Manous has done anything wrong or not, the investigation is a black eye for the Democratic Party, said Rep. Chester Dobis, D-Merrillville.

"In Lake County, there are always rumors about people being in trouble," Dobis said. "Peter's name has never come up."

An equally stunned O'Bannon summoned key advisers — Tim Joyce, his chief of staff; Robin Winston, Manous' predecessor as state party chairman; and Winston's partner in a political consulting firm, Patrick Terrell — to his office shortly after speaking to Manous.

"It was unexpected and certainly unfortunate not only for Peter and his family but for the Indiana Democratic Party," O'Bannon said.

O'Bannon said Manous told him the inquiry relates to an incident that occurred years ago but only recently became a subject of investigation. U.S. Attorney Joseph Van Bokkelen, whose office is leading the investigation, was out of town and unavailable for comment.

O'Bannon said he had no indication this resignation was coming until Manous called him Thursday and told him he had decided to resign.

"He was very shaken up. He thanked me for the opportunity to serve the party and seemed concerned that this was an unfortunate time for the party," O'Bannon said. "It was stunning news."

The state Democratic Party issued a statement that said Manous was resigning for personal and professional reasons. It referred questions to Rotert.

O'Bannon hand-picked Manous, of Munster, to take over the state party in July 2001, when Winston resigned to form the political consulting company.

Thursday, Winston defended his friend.

"This is a Republican U.S. attorney appointed by George Bush going after a prominent Democrat in this state — and no one has been convicted yet."

If criminal charges arise from the Porter County land deal, O'Bannon could be further embarrassed by a ringing endorsement he gave the planned community at its dedication in June 2001. Coffee Creek has been showcased as one of the world's 26 most innovative master-planned communities by the Urban Land Institute.

"This is a model," O'Bannon declared at the dedication. "This is where you ought to live. This is the way we all should live as we continue forward to protect the environment."

Coffee Creek lies adjacent to a nature preserve that features creeks, ponds and trails.

But the development has turned into a boondoggle, said Michael Mullett, a Indianapolis utility lawyer who helped delve into Coffee Creek during a NiSource rate case settled last year.

When Mullett drove to Coffee Creek last month to check it out, he said, most of the lots appeared vacant and commercial development was lacking.

The $600 million development is supposed to eventually have up to 2,000 homes and apartments and millions of square feet of commercial space.

"It was empty," Mullett said. "There were a handful of houses."

■ Star reporter Michele McNeil Solida contributed to this report.
Call Star reporter Mary Beth Schneider at 1-317-615-2382.





Top Indiana Democrat resigns amid report of federal probe

Federal investigators sought records on land deal

Friday, February 14, 2003 Posted: 5:34 PM EST (2234 GMT)

INDIANAPOLIS (AP) -- The head of the Indiana Democratic Party resigned amid media reports he was under federal investigation for his role in a land deal.


(AP PHOTO)

Peter Manous resigned as chairman of the Indiana Democratic Party Thursday.

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Peter Manous, 40, notified Gov. Frank O'Bannon in a letter that he was stepping down from his post as chairman. His resignation took effect Thursday.

Manous' resignation stunned O'Bannon and other Indiana Democrats, still reeling from Lt. Gov. Joe Kernan's announcement in December that he would not run for governor in 2004. Several top Democrats, including Sen. Evan Bayh and Indianapolis Mayor Bart Peterson, have also declined to run for the office. O'Bannon cannot seek a third consecutive term.

The media reports, citing mostly unidentified sources, said officials were looking at Manous' role in the 1999 land purchase made with union pension funds.

The Indiana Regional Council of Carpenters, Floor Coverers and Millwrights bought 55 acres at a planned upscale community near Chesterton called Coffee Creek, said Mark Friedlander, a spokesman for the developer's parent company.

He said Manous was paid less than $10,000 for routine legal work.

The company is cooperating with the government and is not under investigation itself, he said.

Department of Labor investigators visited union headquarters in Indianapolis months ago seeking records related to the land deal, said Gerry Nannenga, the union's executive secretary.

Nannenga defended the union's role in the deal, saying the land had been purchased as an investment. But the Post-Tribune of Merrillville reported Thursday that sales at Coffee Creek have been sluggish and few lots have been developed.

U.S. Attorney Joseph Van Bokkelen did not return a message seeking comment.

Manous, chosen by the governor in 2001 when his predecessor resigned to form a






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Manous resigns under cloud of probe

BY ROBIN BIESEN and

MEGGEN LINDSAY

Times Staff Writers

State Democratic Party Chairman Peter Manous abruptly quit his post Thursday amid an alleged federal probe into questionable land dealings at Porter County's Coffee Creek development.

In a letter to Gov. Frank O'Bannon dated Wednesday, the Merrillville attorney said he was resigning for personal and family reasons.

Privately, however, party loyalists and sources close to the investigation say Manous' resignation is tied to the use of $10 million in carpenters union pension funds that went to buy 55 acres of land owned by Lake Erie Land Co., a subsidiary of NiSource Inc. The land was to be commercially developed in Chesterton's upscale Coffee Creek, a tract of commercial buildings and homes patterned after a traditional 19th century community.

Manous refused to comment on any investigation, but his attorney, Mark Rotert, said his client would be meeting soon with the U.S. attorney's office.

Rotert also said Manous had not received a letter indicating he was the target of any federal inquiry. Although state law requires such letters, federal law does not.

U.S. Attorney Joseph Van Bokkelen did not return calls seeking comment.

"Peter has made a very difficult decision today. He thought of the interests of his family, of his wife and kids," Rotert said. "He doesn't want any of his personal circumstances to become the issue of the party."

NiSource's Lake Erie Land Co., created in 1989, began to develop a large tract of land near the Indiana Toll Road and Ind. 49 in Chesterton in 1992.

First to be developed was Sand Creek. The adjacent Lake Erie development was known as Coffee Creek.

The Indiana Regional Council of Carpenters, Floor Coverers and Millwrights spent $10 million two years ago to buy 55 acres at Coffee Creek, according to union sources and NiSource spokesman Mark Friedlander.

In November 2001, the development concept debuted as a partnership between Carpenters Fund LLC and Calumet Management LLC. Together the two formed Coffee Creek Housing, which was planned to be the major developer.

Indiana Secretary of State records show Calumet Management LLC was dissolved as an Indiana corporation Dec. 11.

It is the part of the deal that involved union funds -- reportedly brokered by Kevin Pastrick, son of longtime East Chicago Mayor Robert Pastrick -- that purportedly has come under scrutiny.

Sources say Kevin Pastrick, who has served as vice president and consultant to the real estate division of Lake Erie Land Co., tried to raise investors for the Coffee Creek project through Manous, his childhood friend and a rising star in the state Democratic Party.

Pastrick did not return phone calls seeking comment.

Manous reportedly persuaded the carpenter's union to use its pension funds, despite the findings of a due-diligence study that indicated it would be an unwise investment. The relationship between Manous and the union could not be confirmed, but several sources report he received a finder's fee from them for his work on the transaction.

Friedlander acknowledged that NiSource had been contacted by government officials and was "fully cooperating with their investigation." He said NiSource was not a subject of the federal probe.

For Manous' work on the union's Coffee Creek land deal, Lake Erie Land Co. paid him less than $10,000, Friedlander said.

"The land was sold in an arms-length transaction at fair market value," Friedlander said. "Lake Erie Land Co. paid a normal commission to the Sand Creek Sales and Development Co., a licensed real estate broker. Mr. Peter J. Manous has provided routine legal services to Lake Erie Land. Co. for fees," Friedlander said.

Gerry Nannenga, executive secretary of the statewide carpenters union, said federal investigators from the Department of Labor had come to the union headquarters in Indianapolis months ago seeking records related to the land deal.

Nannenga, who held a sheriff's commission under former county Sheriff John Buncich, said, however, that he had not received a target letter relating to any federal probe and defended the union's role in the deal. Unlike union pension funds that were invested in the stock market, Nannenga said, Coffee Creek was a moneymaker for the trust.

Lake County Democratic Party Chairman Stephen Stiglich said he had not yet talked with Manous, but had heard the rumors swirling Thursday afternoon.

"I have heard 15 versions of what has happened already," he said. "Everybody is just causing more confusion right now, with all of the different twists.

"That's why I want to get a hold of him and talk to him directly."

Times Staff Writer Susan Brown contributed to this report.

Robin Biesen can be reached at biesen@nwitimes.com or (219) 933-4168.

Meggen Lindsay can be reached at mlindsay@nwitimes.com or (219) 933-3381.



Friedman
& Associates P.C.

LAW OFFICES
705 Lincolnway
LaPorte, IN 46350
Telephone
(219) 326-1264
FAX
(219) 326-6228

SHAW R. FRIEDMAN
GRETA S. FRIEDMAN
ALAN J. SIRINEK

KAREN A. BURDEN
PARALEGAL

February 20, 2003

Via Overnight Delivery
Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Proposed Shareholder Resolution of Shaw R. Friedman**

Dear Members of the Division,

This letter shall serve as my response to the January 21, 2003 correspondence of Mr. Gary W. Pottorf, Secretary of NiSource, which sought a no-action letter from your division in response to my proposed shareholder resolution which was sent to the company by certified mail on December 12, 2002 (See enclosed.)

The company has asserted objections under both Rule 14a-8(i)(7) claiming that the resolution and supporting statement deal with a "a matter relating to the company's ordinary business operations" and Rule 14a-8(i)(3) claiming that aspects of my resolution and supporting statement "are misleading."

I would note that my resolution and supporting statement in essence seek full disclosure for shareholders of gross revenue and net income for various non-regulated subsidiaries of the company and specifically cites to Lake Erie Land Company and its subsidiary, Coffee Creek Land Development. As your division will note from the enclosed media accounts, the Coffee Creek Land Development (also referenced in my supporting statement) is apparently the subject of investigation by the U.S. Department of Labor and a federal grand jury. I would submit that the financial activities of Lake Erie Land Company are apparently anything but "ordinary business operations" and deserve special scrutiny by shareholders. Your division has made clear in interpreting the "ordinary business" exclusion that it will make a case-by-case determination of what qualifies for the exclusion. I would argue that if federal U.S. Department of Labor investigators have found it necessary to take evidence regarding revenue and income streams at Lake Erie/Coffee Creek to a federal grand jury, then clearly these are not matters which are "day to day business matters" best confined to "management and the board of directors" of the company. (Final Rule S7-25-97)

Furthermore, while the company takes exception to various assertions of mine in the supporting statement regarding the viability of Coffee Creek Land Development, clearly such development and its funding sources/viability has attracted the attention of federal investigators and a federal grand jury. Obviously, the means by which the company can answer whether a given subsidiary is a financial drain or burden on the parent company is to disclose such information as indicated in my resolution and supporting statement.

The company claims in its submission to your division that it is "firmly committed to transparency and completeness of financial disclosure," yet adamantly opposes setting forth the most rudimentary disclosure of revenue and income *of each of its unregulated subsidiaries* in its annual report.

Coming just a few days after the swearing-in of your new Chairman Mr. Donaldson who pledged to make the markets "more transparent and friendlier to all investors, particularly small investors," this resolution and supporting statement is certainly consistent with that stated ethic. I cannot imagine that with a federal grand jury apparently probing the financial activities of one of the subsidiaries I cite in my supporting materials that your division should see fit to grant this company the no-action letter it seeks.

I respectfully request you deny the company their petition for a no-action letter and thereby permit my resolution and supporting statement to go before the shareholders of NiSource.

Very truly yours,

Shaw R. Friedman

SRF/lk
enclosures (4)
cc: Mr. William H. Donaldson, Chairman
Securities and Exchange Commission

Mr. Gary W. Pottorf, Secretary
NiSource, Inc.

NiSource
Delivering life's essential resources
801 E. 86th Avenue
Merrillville, IN 46410

March 3, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Proposed Shareholder Resolution of Shaw R. Friedman*

Ladies and Gentlemen:

This letter is being sent to you in response to the letter dated February 20, 2003 that NiSource Inc. (the "Company") received from Shaw R. Friedman. Although Mr. Friedman's February 20, 2003 letter purports to respond to the Company's January 21, 2003 letter notifying the Commission of the Company's intention to exclude Mr. Friedman's proposal from the Company's 2003 Proxy Statement, Mr. Friedman's letter fails to address the substance of the Company's argument that his proposal should be excluded under the Rule 14a-8(i)(7) as relating to the Company's ordinary business operations. Rather, Mr. Friedman's letter is nothing more than an attempt to misdirect and mislead the Staff. Moreover, we question whether a response sent nearly a month after our letter meets the requirement in Rule 14a-8(k) of being submitted "as soon as possible."

Mr. Friedman's February 20, 2003 letter contains a number of inaccurate statements, but the Company feels compelled to call to the Staff's attention Mr. Friedman's particularly offensive attempt to link the possible misappropriation of funds from a local union pension plan to the Company. Mr. Friedman states in his letter, without support, that Coffee Creek development "is apparently the subject of investigation by the U.S. Department of Labor and a federal grand jury." The Company has not been notified that it is a "subject" of the investigation – which merely means that it is a person "whose conduct is within the scope of the grand jury's investigation" – and we therefore wonder on what Mr. Friedman bases his statement. More to the point, however, the Company has been unequivocally informed by the U.S. Attorney's Office that it is not a "target" of the investigation. There has been no allegation of any wrongdoing on the part of the Company by the government or even by the press – a fact made abundantly clear in the very articles cited by Mr. Friedman.

Mr. Friedman challenges the Company's position – that his proposal is excludable as relating to the ordinary business operations of the Company – by arguing that, because the U.S. Department of Labor and a federal grand jury are investigating the possible misappropriation of funds from a local union pension plan to purchase property in the Coffee Creek development, the financial activities of Lake Erie Land (and presumably Coffee Creek) cannot be considered "day to day business matters." This argument is fundamentally flawed and without merit. The investigation is of a union pension plan and how its money was spent. That someone may have used pension plan funds improperly to purchase land has nothing whatsoever to do with whether the seller of that land was or was not acting in the ordinary course of its business, much less with how the seller of the land presents its financial information. The existence of any such investigation is entirely irrelevant to whether, under the Commission's rules and applicable precedent, the presentation of financial information is an ordinary business operation and therefore not a proper subject matter for a shareholder proposal. As noted above, any suggestion that any alleged wrongdoing by someone with access to the pension plan funds should in some way be attributed to or indicative of the conduct or practices of the Company and its subsidiaries is contrary to the fact that the Company has been expressly advised that it is not a target of any investigation.

We also note that the controversy involving Peter Manous and Lake Erie that Mr. Friedman brings to the attention of the Staff indirectly involves Mr. Friedman. The side bar to the article from the February 14, 2003 issue of the Indianapolis Star provided by Mr. Friedman refers to an article entitled "Democrats Consider Possible Successors" in the same issue. We have attached a copy of that article, which indicates that Mr. Friedman was a leading candidate to replace Peter Manous as head of the Indiana State Democratic Party. While we believe that the grounds previously raised to exclude Mr. Friedman's proposal are more than sufficient, in the event the Staff is considering requiring the inclusion of the proposal, we believe it is appropriate for the Staff to make inquiries of Mr. Friedman to confirm that he is not advancing a personal claim or grievance against the Company (or possibly Mr. Manous) that is designed to result in a benefit to, or further a personal interest of, Mr. Friedman, which is not shared by the other shareholders at large. If it were, Mr. Friedman's proposal could also be subject to exclusion under Rule 14a-8(i)(4).

If you have any questions please do not hesitate to call me at (219) 647-4222. Please date stamp and return the enclosed copy of this letter in the enclosed stamped, self-addressed envelope to acknowledge receipt of this letter.

Very truly yours,

Gary W. Pottorff

Enclosures

cc: Shaw R. Friedman
Friedman & Associates, P.C.
705 Lincolnway
LaPorte, Indiana 46350


THE INDIANAPOLIS STAR
INDYSTAR★COM

Democrats consider possible successors

State party must choose new chairman within 30 days; several candidates proposed.

By Mary Beth Schneider
mary.beth.schneider@indystar.com
February 14, 2003

RELATED STORY
Democrats' state chief quits post

Only hours after the Indiana Democrats were rocked by the news that their state chairman, Peter J. Manous, had resigned, a handful of names were already surfacing as possible successors.

Among those being mentioned were Dan Parker, the former state director for U.S. Sen. Evan Bayh who recently became first vice chairman of the party; Shaw Friedman, the party's general counsel and a LaPorte attorney; Bloomington Mayor John Fernandez; and former Secretary of State Joe Hogsett.

The resignation, especially under the cloud of a federal investigation, is the latest blow to a party sent reeling just two months ago when their expected candidate for governor, Lt. Gov. Joe Kernan, decided not to seek that office.

"How many more?" was the first thought from House Speaker B. Patrick Bauer, D-South Bend, after learning Manous had resigned.

Gov. Frank O'Bannon said he hopes to make a recommendation within a week.

Under party rules, Mary Lou Terrell, the party's elected vice chairwoman, takes over temporarily. A new chairman must be elected by the party's central committee within 30 days of the resignation.

Bayh issued a written statement, saying: "We will work together to find a new chairman with a variety of skills, one who can inspire confidence in all parts of the Democratic party."

It may also have to be a chairman who is acceptable to both of the party's two announced candidates for governor, state Sen. Vi Simpson of Bloomington and former state and national party chairman Joe Andrew.

Andrew and Simpson said all four of the names being mentioned would be very good.

Simpson doesn't think Manous' resignation will cast a pall over the party's election outlook in 2004, but it is "important that the party put in place a strong leader . . . and the sooner, the better."

Call Star reporter Mary Beth Schneider at 1-317-615-2382.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NiSource Inc.
Incoming letter dated January 21, 2003

The proposal relates to disclosing the gross revenue and net income statements of NiSource's unregulated subsidiaries in its annual report.

There appears to be some basis for your view that NiSource may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., presentation of financial information). Accordingly, we will not recommend enforcement action to the Commission if NiSource omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which NiSource relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor